Artesano Rum Corporation
Reviewed Financial Statements
For the year then ended December 31,
2021 & 2020

ARTESANO RUM CORPORATION
Table of Content

As of December 31, 2021

CONTENTS	

JESÚS OTERO MARRERO, C.P.A.
PMB 62 Po Box 607071 Bayamon, P.R. 00960-7071
Tel. (787) 730-7890
License No. 4190

Accountant's Review Report

To the Board of Directors
Artesano Rum Corporation
Jayuya Puerto Rico

Independent Accountant's Review Report

I have reviewed the accompanying financial statements of Artesano Rum Corporation, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, cash flows, and stockholders equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

We are required to be independent of Artesano Rum Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

JESÚS OTERO MARRERO, C.P.A.
PMB 62 Po Box 607071 Bayamon, P.R. 00960-7071
Tel. (787) 730-7890
License No. 4190

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bayamón Puerto Rico
November 14, 2022



Jesús A. Otero Marrero
Certified Public Accountant
Lic. 4190 expiring on December 1, 2024



Stamp No. E478572 of the Puerto Rico Society of Certified Public Accountants was affixed to the record copy of this report.

2

Artesano Rum Corporation
Balance Sheet
As of December 31, 2021

	As of Dec 31, 2021	As of Dec 31, 2020
ASSETS		
Current Assets		
Cash in bank **(Note 1)**	$ 20,404.49	$ 97,696.25
Accounts receivable - trade **(Note 1)**	49,300.50	-
Inventory asset **(Note 1&2)**	52,842.23	
Total Current Assets	$ 122,547.22	$ 97,696.25
Property Plant & Equipment		
Total Property Plant & Equipment	$ -	-
Other Assets		
Startup & Organizational costs **(Note 6)**	$ 10,790.74	$ 7,638.75
Total Other Assets	$ 10,790.74	$ 7,638.75
TOTAL ASSETS	**$ 133,337.96**	**$ 105,335.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable **(Note 3)**	$ 4,819.15	$ -
Total Current Liabilities	4,819.15	-
Total Liabilities	$ 4,819.15	$ -
Equity		
Common stock	$ 3,000.00	$ -
Retained Earnings	-	-
SAFE Note **(Note 6)**	219,315.00	105,335.00
Net Loss **(Note 5)**	(93,796.19)	
Total Equity	$ 128,518.81	$ 105,335.00
TOTAL LIABILITIES AND EQUITY	**$ 133,337.96**	**$ 105,335.00**

Artesano Rum Corporation
Income Statement
For the years ended 31 December 2021

	Jan - Dec 2021	Jan - Dec 2020
Income		
Sales **(Note 1)**	$ 49,300.50	$ -
Total Income	**$ 49,300.50**	**$ -**
Cost of Goods Sold		
Cost of Goods Sold **(Note 1)**	$ 25,508.80	$ -
Other Costs of Services	1,680.00	-
Total Cost of Goods Sold	**$ 27,188.80**	**$ -**
Gross Profit	**$ 22,111.70**	**$ -**
Expenses		
Advertising & marketing **(Note 1)**	$ 39,817.88	$ -
Business licenses	2,124.47	-
Commissions & fees	4,809.40	-
Contract labor	6,345.50	-
Bank fees & service charges	424.38	-
Legal & accounting services	7,933.50	-
Meals	3,819.02	-
Office expenses	6,012.16	-
Startup & organizational exp **(Note 6)**	5,395.38	
Salaries & wages **(Note 1)**	27,103.41	-
Rent **(Note 4)**	7,074.36	-
Supplies & others materials	1,146.00	-
Travel & Hotels	3,520.37	-
Vehicle expenses	382.06	-
Total Expenses	**115,907.89**	**$ -**
Net Loss (Note 5)	**(93,796.19)**	**$ -**

Artesano Rum Corporation
Statement of Cash Flows
For the years ended December 31 2021

	2021	2020
OPERATING ACTIVITIES		
Net Loss	$ (93,796.19)	$ -
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable	(49,300.50)	$ -
Inventory Asset: Finished Goods Inventory	(14,870.69)	-
Inventory Asset: Merchandise Inventory	(1,042.80)	-
Inventory Asset: Raw Material Inventory	(36,928.74)	-
Startup & organizational costs	(3,151.99)	(7,638.75)
Accounts Payable	4,819.15	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (100,475.57)	$ (7,638.75)
Net cash provided by operating activities	$ (194,271.76)	$ (7,638.75)
FINANCING ACTIVITIES		
Common stock	$ 3,000.00	$ -
SAFE Note	113,980.00	105,335.00
Net cash provided by financing activities	$ 116,980.00	$ 105,335.00
Net cash increase/decrease for period	$ (77,291.76)	$ 97,696.25
Cash at beginning of period	$ 97,696.25	$ -
Cash at end of period	$ 20,404.49	$ 97,696.25

The accountant independent report and the notes of the financial statement are an integral part of this statement.

Artesano Rum Corporation
Statement of Stockholders Equity
As of December 31, 2021

		2021		2020
Common Stock and paid-in-capital				
Balance, beginning of period	$	-	$	-
Common stock Issued		3,000.00		-
Common stock repurchased		-		-
Other		-		-
Balance , end of period	**$**	**3,000.00**	**$**	**-**
SAFE Agreement				
Balance, beginning of period	$	105,335.00	$	-
SAFE Issued		113,980.00		105,335.00
Other		-		-
Balance , end of period	**$**	**219,315.00**	**$**	**105,335.00**
Retained Earnings (deficit)				
Balance, beginning of period	$	-	$	-
Net Income (Loss)		(93,796.19)		-
Dividends		-		-
Balance , end of period	**$**	**(93,796.19)**	**$**	**-**
Total Stockholders Equity	**$**	**128,518.81**	**$**	**105,335.00**

Artesano Rum Corporation
Notes to Financial Statement
For the year ended December 31, 2021

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Artesano Rum Corporation ("the Company") es a domestic corporation organized under the laws of the Commonwealth of Puerto Rico in 2020. It is engaged in the retail and manufacturing of alcoholic products from a warehouse located in Jayuya, Puerto Rico.

Summary of Significant Accounting Policies

The significant accounting policies of the company as summarized below, conform to accounting principles generally accepted in the United States of America and reflect practices appropriate to the business in which operates.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents all cash on hand, demand deposits with banks, and highly liquid investments with original maturities of three months or less.

Inventory

Inventory is stated at the lower cost or market first-in, first-out (FIFO) method or net realizable value for finished products. Net realizable value is defined as estimated selling prices, less reasonably predictable costs of completion, disposal, and transportation.

Trade Accounts Receivable

Trade accounts receivable are reported at the amount management excepts to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for the trade account receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off though a charge to valuation allowance and a credit to trade account receivable.

Artesano Rum Corporation
Notes to Financial Statement
For the year ended December 31, 2021

Revenue Recognition

Revenue is recognized using the retail sale approach. Any sale on account is recorded as sales using the accrual basis accounting. Expenses are recorded using the accrual basis of accounting when goods are received, or services are rendered.

Advertising Cost

Advertising communications cost is expensed the first time the advertising takes place. Total advertising cost for the year ended December 31, 2021, amounted to $39,817.88

Salaries & Wages

Salaries & wages are expenses related to the service provided directly by employees of the company. For the year ended December 31, 2021, the company has one employee. The salary paid was $27,103.41.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVENTORY

Inventory balance reflects amounts related to inventory available for sale at the warehouse along with raw materials that will be used in the manufacturing department.

Merchandise inventory	$	1,042.80
Finished goods inventory		14,870.69
Raw materials inventory		36,928.74
Total inventory amount	$	52,842.23

3. ACCOUNT PAYABLE

Account payables refer to a short-term obligation due to the manufacturing department personnel.

4. RENT

The company operates in the facilities located at Jayuya without a contract agreement. Rent expense for the year ended December 31, 2021, was $7,074.36

5. INCOME TAXES

The company evaluation on December 31, 2021, revealed no uncertain tax position that would have a material impact on the financial statements. The Company reflect losses in the first year of operation, also the Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

6. SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

The Company has a contract with "Wefunder Company" in which the Company will give Preferred Stock in exchange for the investment they made in the years 2020 and 2021. The total amount of this investment was $215,815 at the end of year 2021. The cost of this investment is amortized for three years as "startup cost for the organization" The total amount of this cost was $16,176.12. The company estimated the conversion of this investment as preferred stock at the end of the year 2024. In addition, there is a SAFE agreement with an individual investor for $3,500. The total SAFE investment is $219,315.

7. COVID 19 – OUTBREAK

Since early 2019 the spread of COVID 19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, capacity limits in facilities, closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in economic slowdown. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. About the Company, several measures have been taken to minimize the effects of the virus however, there have been no negative financial impacts to the Company. Recently the vaccination process has been underway and is advancing rapidly, this is expected to normalize the economic slowdown and eventually end the pandemic. However, the duration and impact of the COVID-19 pandemic remains unclear.

Artesano Rum Corporation
Notes to Financial Statement
For the year ended December 31, 2021

8. SUBSEQUENT EVENTS

The company follows the provision of FASB ASC 855 "Subsequent Events" which establishes general standards to be applied in accounting for, and disclosure of events that occur after the balance sheet date but before financial statements are issued of available to be issued This standard introduces the concept of "financial statements available to be issued", which are financial statements that are complete In form and format, that complies with generally accepted accounting principles (GAAP) and have obtain all approvals required for issuance.

FASB ASC 855 requires the disclosure of the date though which an entity has evaluated subsequent events and the basis for the date, whether it is the date on which the financial statements were issued or were available to be issued.

Company's management evaluated subsequent events until November 14, 2022, date on which the financial statements are available to be issued.